Ascendis Pharma A/S Virtual Oncology R&D Day November 20, 2020 Exhibit 99.1

Cautionary Note On Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our future results of operations and financial position, including our business strategy, prospective products, availability of funding, clinical trial results, product approvals and regulatory pathways, collaborations, licensing or other arrangements, the scope, progress, results and costs of developing our product candidates or any other future product candidates, the potential market size and size of the potential patient populations for our product candidates, timing and likelihood of success, plans and objectives of management for future operations, the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates, and future results of current and anticipated products, are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on April 3, 2020 particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events, changed circumstances or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. Oncology product rights owned by Ascendis Pharma Oncology Division A/S (a wholly owned subsidiary of Ascendis Pharma A/S). Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo and TransCon are trademarks owned by the Ascendis Pharma Group. ©November 2020 Ascendis Pharma A/S.

Virtual Oncology R&D Day Agenda

9:00 a.m.

Welcome & Agenda Overview
Scott T. Smith, *SVP, CFO*

9:01-9:05 a.m.

Vision 3x3
Jan Møller Mikkelsen, *President & CEO*

9:05-9:20 a.m.

TransCon™ Platform & Product Innovation
Kennett Sprogøe, Ph.D., *SVP, Head of Innovation and Research*

9:20-10:00 a.m.

TransCon TLR7/8 Agonist & TransCon IL-2 β/γ
Juha Punnonen, M.D., Ph.D., *SVP, Head of Oncology*

Stina Singel, M.D., Ph.D., *Head of Clinical Development, Oncology*

10:00-10:30 a.m.

Q&A

3

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Vision 3x3 Jan Møller Mikkelsen President & CEO

Company Overview

- Create best-in-class products addressing unmet medical needs by applying TransCon™ technologies to parent drugs with clinical proof-of-concept
- Endocrinology rare disease
  - TransCon hGH: pediatric GHD BLA (PDUFA June 25, 2021) and MAA submitted; adult GHD phase 3 trial ongoing
  - TransCon PTH: Submitted US, Canadian and European regulatory filings to initiate adult HP phase 3 trial
  - TransCon CNP: Phase 2 ACcomplisH ongoing and ACcomplisH China Trial[1] initiated for achondroplasia
  - Build leading market positions for each product candidate with commercial focus on maximizing global reach
  - Strategic investment in VISEN Pharmaceuticals for endocrinology rare disease products in China
- Oncology
  - First IND filing expected for TransCon TLR7/8 Agonist by year-end 2020
  - TransCon IL-2 β/γ IND filing or similar expected in Q3 2021
- As of September 30, 2020, cash, cash equivalents and marketable securities of €957.5 million

[1]Through VISEN Pharmaceuticals

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Vision 3x3: Building a Leading BioPharma Company

Our Goal is to Achieve Sustainable Growth through Multiple Approaches

- Obtain regulatory approval for three independent Endocrinology Rare Disease products
  - TransCon Growth Hormone for pediatric growth hormone deficiency
  - TransCon PTH for adult hypoparathyroidism
  - TransCon CNP for achondroplasia
- Grow Endocrinology Rare Disease pipeline through
  - Global clinical reach
  - Pursuing 9 total indications, label optimization, and life cycle management
  - New endocrinology products
- Establish global commercial presence for our Endocrinology Rare Disease area
  - Build integrated commercial organization in North America and select European countries
  - Establish global commercial presence through partners with local expertise and infrastructure
- Advance a high value oncology pipeline with one IND or similar filing each year
- Create a third independent therapeutic area with a diversified pipeline

6

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon Technology Platform & Product Innovation Kennett Sprogøe, Ph.D. SVP, Head of Innovation and Research

The Evolution of TransCon Technology Precise release of active drug, from a prodrug, without changing the molecule’s biology TransCon technology reversibly conjugates a drug to a carrier and predictably releases the unmodified drug under physiological conditions Vision of Ascendis Founding Scientists The Historical Challenge The Revolutionary Solution Conventional technologies (protein enlargement and encapsulation) are associated with altered biology and unpredictable drug release To combine prodrug and predictable release technologies into one platform to ensure tailored delivery of unmodified drug

Transient Conjugation: A Powerful, Flexible Platform Parent Drug Soluble Carriers Insoluble Carriers Antibodies, Antibody Fragments, Proteins, Peptides and Small Molecules Aromatic Cyclic Imide DKP Carbamate Bicin AEG Pyroglutamate TransCon Carrier TransCon Prodrug: 3 components TransCon Linker

TransCon Technology: The TransCon Linker Cleaves in an enzyme-independent fashion, ensuring reproducible drug release; in vitro to in vivo correlation with high predictability TransCon linkers remain covalently bound to the carrier molecule after release of the unmodified parent drug Enables tunable design of prodrugs with dosing frequency from daily up to six months or more Carrier Drug Drug Carrier pH 7.4; 37°C

TransCon Technology: Sustained Systemic Release



TransCon carrier
TransCon linker
Unmodified parent drug (active)
Prodrug (inactive)
Parent drug (inactive)
Linker cleavage dependent upon pH and temperature
Receptor
Renal clearance

Parent drug is transiently bound to a TransCon linker-soluble carrier moiety, which inactivates and shields parent drug from clearance

Following injection, the linker is designed to autocleave at a specific rate to predictably release unmodified parent drug

Designed to distribute released molecule like the parent drug; linker-carrier is cleared renally

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon Technology: Sustained Localized Release


Prodrug
(inactive)
TransCon
hydrogel carrier
TransCon
linker
Parent drug
(inactive)
Unmodified parent drug
(active)
Linker cleavage
dependent on pH
and temperature
Receptor
Renal
clearance

Parent drug is transiently bound to TransCon linker-hydrogel carrier, which inactivates, shields parent drug and prevents clearance

Following injection, the linker is designed to autocleave at a specific rate to predictably release unmodified parent drug

Designed to provide sustained high local drug levels with low systemic exposure; hydrogel degrades into small polymers that are renally cleared

12

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon IT: Potential Paradigm Shift in Intratumoral Delivery TransCon Intratumoral (IT) addresses the problems of conventional IT administration including rapid clearance from the tumor, high systemic exposure and toxicity Data on file. TransCon IT is designed to stay in the tumor and slowly release the drug ensuring high tumor drug concentration and low systemic exposure Systemic concentration of released drug Tumor concentration of released drug Single TransCon IT Dose in Mice Concentration (ng/mL±SD)

Algorithm Used in Endocrinology Used to Build Oncology Pipeline Unmet Medical Need Clinically Validated Parent Drug TransCon Technology Suitability Clearly Differentiated Product Established Clinical & Regulatory Pathway Large Addressable Market Higher Value, Lower Risk Pipeline Our unique algorithm for product innovation has resulted in clinical validation of 3 out of 3 product candidates in endocrinology rare diseases We are continuing to apply our algorithm to build a pipeline in oncology and are committed to entering a 3rd therapeutic area

TransCon Enables Multi-level Patent Protection As of December 31, 2019. TransCon prodrugs eligible for new composition of matter IP TransCon prodrugs are new chemical entities Enables new patent life for prodrugs of parent drugs A multi-layered patent strategy is applied to protect our assets Composition of Matter > 150 Issued Patents >300 Patent Applications Pending Device Dose Regimen Process TransCon Carriers TransCon Linkers Product Concepts

Our vision is to leverage TransCon technologies to turn the body’s immune system into the therapeutic – to improve patient outcomes TransCon: An Innovative Technology Platform TransCon technologies combine the benefits from prodrug and predictable release technologies with the known biology of the parent drug Technology validated within endocrinology with a high success rate in multiple clinical programs; TransCon hGH BLA/MAA filed   Building on the success in endocrinology, we apply our algorithm for product innovation to help select our oncology pipeline Developed an intratumoral platform that aims to transform IT administration of small molecules, peptides, proteins, antibody fragments and antibodies TransCon prodrugs are new chemical entities eligible for new composition of matter IP

Oncology Juha Punnonen, M.D., Ph.D. SVP, Head of Oncology Stina Singel, M.D., Ph.D. Head of Clinical Development, Oncology

TransCon Positioned to Transform Cancer Therapy TransCon systemic and IT therapies designed to enhance anti-tumor responses by Providing sustained modulation of tumor microenvironments Activating cytotoxic immune cells Tumor cells Immune-suppressing cells Cytotoxic T cells and other cancer fighters Cold Tumor Hot Tumor No Tumor X Applicable for diverse drug classes and mechanisms of action; opportunity for combination approaches

Oncology Portfolio Strategy Create best-in-class oncology therapies by applying TransCon systemic and IT technologies to parent drugs addressing clinically validated pathways Improve outcomes with parent drugs that are currently limited by suboptimal efficacy and systemic toxicity Apply Ascendis’ unique algorithm for product innovation to oncology development Build a diversified high-value pipeline addressing multiple indications Two near-term IND candidates with potential synergistic combination effects Enable rapid path to global commercialization

Intratumoral Treatment Has Been Challenging

- Treatment of cancer via IT administration of oncolytic virus has achieved clinical proof of concept with talimogene laherparepvec (T-VEC) in advanced melanoma
- However, conventional IT treatments face major challenges due to short tumor exposures[1], high systemic Cmax and need for frequent dosing



Parent drug IT
Concentration
Short tumor exposure
Systemic exposure
Mins/Hours

- Transient effect in tumor[1]
- Significant systemic toxicity

TransCon technology has the potential to overcome the limitations of conventional intratumoral treatments

1 Example: STING agonist "plasma half-life ranging from 8 to 28 min"
Meric-Bernstam F, et al. ASCO annual meeting, 2019; Oral presentation: Abstract 2507.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon technology provides potential for sustained modulation of tumor microenvironments with infrequent dosing and minimized systemic toxicity TransCon IT Aims to Transform Intratumoral Treatments Slow IT release allows for potential activity in tumor and draining lymph nodes for weeks or months, while keeping systemic exposure minimal Designed to enable new multi-agent combinations without added toxicity Potential for long dosing interval enabling treatments of hard-to-access tumors Days/Weeks Concentration Long tumor exposure Low systemic exposure Sustained potent activity in the tumor Minimized systemic toxicity TransCon IT

Two Near-term IND Candidates - Potential to Expand Pipeline to Address All Steps of the Immunity Cycle



3
T-cell and NK cell expansion, priming and activation
4
Trafficking of immune cells to tumors
2
Cancer antigen presentation
Lymph Node
Blood Vessels
5
Infiltration of immune cells into tumors
Tumor Microenvironment
1
Release of cancer cell antigens
6
Recognition of cancer cells by T cells and NK cells
7
Killing of cancer cells

TransCon TLR7/8 Agonist

Designed to activate antigen-presenting cells and enhance antigen presentation and, thereby, promote activation of cytotoxic immune cells (steps 2 and 6).

TransCon IL-2 β/γ

Designed to aid T cell and NK cell expansion, priming and activation as well as infiltration of immune cells in tumors (steps 3 and 5).

Additional TransCon Candidates in Preclinical Research

TransCon product candidates using systemic and IT approaches have the potential to affect all steps in the immunity cycle.

Combination approaches enable impact on all critical steps of anti-tumor response

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Product Candidates in Oncology TransCon TLR7/8 Agonist

Efficacy Each injection designed to provide sustained exposure in the tumor for months to enhance immune activation Reduce risk of reaching super-high “ablative”, non-immunogenic levels Safety Low systemic toxicity expected to reduce dose-limiting adverse events Infrequent dosing designed to improve practicality and reduce injection-related complications Broad application Essentially all solid tumors are accessible for injection Opportunity for TransCon TLR7/8 Agonist in Solid Tumors Designed for intratumoral, sustained release with minimal systemic exposure aiming for superior efficacy TransCon TLR7/8 Agonist

TLRs: Innate Immune Sensors of “Danger” Associated with Pathogens or Cell Death Toll-like receptors (TLRs): Receptors for Pathogen- or Danger- (cell death) Associated Molecular Patterns Activate innate immunity, antigen presenting cells (APCs) in particular Results in priming and expansion of cytolytic and helper T cells Inhibit suppressive mechanisms limiting anti-tumor responses Bourquin C, et al. Pharmacol Res, 2020; 154:104192. TLRs activate several key pathways critical in host defense against tumors

Resiquimod: TLR7/8 Agonist[1,2]

- Small molecule agonist of both TLR7 and TLR8
  - TLR7: mainly expressed in plasmacytoid dendritic cells (pDCs), to some extent in B cells, monocytes, macrophages and conventional dendritic cells (DCs)
  - TLR8: primarily expressed in conventional DCs, monocytes, macrophages and myeloid DCs
- Potent activator of the innate immunity
  - Elevates proinflammatory cytokines: IL-12, IFNs, TNF-α, IL-1, chemokines
  - Enhances antigen presentation: upregulated MHCII, costimulatory molecules (e.g. CD80/86)
  - Enhances anti-tumor immunity


Resiquimod
MPL/GLA
TLR4
cDC
TLR8
TLR7
pDC
Flagellin
TLR5
TLR9
Poly I:C/Poly A:U
TLR3
CpG ODN
IL-12
IFN-α

Resiquimod activates both conventional DCs and pDCs

[1] Vasilakos J and Tomai M. *Exp Rev Vaccines*, 2013; 12:809-819.
[2] Rook A, et al. *Blood*. 2015;126(25):2765.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Resiquimod transiently conjugated to TransCon hydrogel carrier, designed to provide sustained local release of unmodified resiquimod Designed to provide sustained activation of intratumoral APCs driving tumor antigen presentation and induction of immune stimulatory cytokines in the tumor Linker cleavage under physiological conditions Local depot of drug loaded TransCon hydrogel carrier TransCon TLR7/8 Agonist: Sustained Intratumoral Release of Resiquimod

TransCon TLR7/8 Agonist Resulted in Sustained Release of Resiquimod over Several Weeks

Subcutaneous administration in rats



Free resiquimod (25 µg)
TransCon TLR7/8 Agonist (25 µg)
Serum concentration of resiquimod (pg/mL, mean ± SD)
100000
10000
1000
100
10
0
5
10
15
20
25
30
Time (days)

Parent Drug (free resiquimod): $T_{1/2}$ = ~10 h
TransCon TLR7/8 Agonist: $T_{1/2}$ ~10 days

Intratumoral (CT26) administration in mice



Plasma concentration of resiquimod (pg/mL, mean ± SD)
10000
1000
100
10
1
0
5
10
15
Time (days)
20 µg
5 µg

TransCon TLR7/8 Agonist: $T_{1/2}$ ~12 days

TransCon technology enables 25-fold increased half-life and avoids high Cmax

28
Zuniga L, et al. SITC annual meeting. 2019; Poster 676.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.
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Potent Tumor-growth Inhibition with Low Systemic Cytokines

Single Dose TransCon TLR7/8 Agonist versus Comparable Dose of Resiquimod


Vehicle
Resiquimod (20 µg IT)
TransCon TLR7/8 (20 µg IT)
Absolute tumor volume (mm³, mean ±SEM)
Days post single IT injection (CT26)
1500
1000
500
0
0 2 4 6 8 10 12 14

Lower Systemic Cytokine Release by TransCon TLR7/8 Agonist than Comparable Dose of Resiquimod


TNF-α
IL-6
IFN-γ
CCL2 / MCP-1
TransCon Vehicle
TransCon TLR7/8 (20 µg IT)
Resiquimod (20 µg IT)
Concentration (pg/mL)
Hours post-dose

TransCon TLR7/8 Agonist has the potential to provide more potent anti-tumor benefits without dose-limiting toxicity, as IL-6 and TNF-α associate with cytokine release syndrome in patients[1,2]

[1] Gullo A, et al. *Front Biosci.* 2010; E2: 906-911.
[2] Norelli M, et al. *Nat Med.* 2018; 24(6):739-748.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Single-dose of TransCon TLR7/8 Agonist Triggered Abscopal Anti-tumor Inhibition and Enhanced Anti-tumor Effects of IL-2

Single IT Dosing (CT26 tumor model)



Injected Tumor
Non-injected Tumor
Absolute tumor volume (mm³)
2500
2000
1500
1000
500
0
0 2 4 6 8 10 12 14 16
Days post-intratumoral dosing
TransCon Vehicle
TransCon TLR7/8 Agonist (216 µg)
TransCon Vehicle + IL-2*
TransCon TLR7/8 Agonist (216 µg) + IL-2

TransCon TLR7/8 Agonist IND expected by year-end 2020

*IL-2 dosed at 20 µg twice daily on days 0-4, once daily on days 8-12.
Zuniga L, et al. SITC annual meeting. 2019; Poster 676.

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Product Candidates in Oncology IL-2 Selective for the IL-2Rb/g TransCon IL-2 b/g

Interleukin-2 (IL-2): Validated Cytokine with Suboptimal Receptor Binding and PK Properties Several IL-2 approaches in development To our knowledge, none have fully solved both shortcomings of IL-2 Suboptimal receptor binding Two receptors: IL-2Ra/b/g and IL-2Rb/g a/b/g receptor activates Tregs and endothelial cells, reducing efficacy and increasing risk of capillary leak syndrome Suboptimal PK Short half life of IL-2 (~1.5 h) High Cmax and pulsatile dosing drive adverse events

Next Generation IL-2: Designed for Desired Receptor Binding and Exposure

1) Prevent IL-2Rα binding to selectively activate IL-2Rβ/γ



IL-2
IL-2
X
IL-2Rα
(CD25)
α
β
γ
β
γ
IL-2Rα/β/γ activation:
Promotes Tregs
Promotes Eosinophils
Limit anti-tumor responses, mechanism of AEs
IL-2Rβ/γ activation
Promotes CD8⁺ T cells
Promotes NK cells
Promote anti-tumor responses

2) Generate a product with long-lasting exposure avoiding high Cmax



Desired Exposure Profile for TransCon IL-2 β/γ
Parent Drug
Toxicity
Concentration
TransCon
Efficacy
Time

33

Onur B, et al. *Biomed Intell.* 2019; 149:w14697.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Design of TransCon IL-2 b/g: 1) Designed for Desired Receptor Binding Introduction of cysteine at a-binding site of IL-2 (aldesleukin) Site-selective permanent PEG conjugation (5kDa) of introduced cysteine Generation of IL-2 Variant Blocking IL-2Ra-binding IL-2 (gold) with IL-2 alpha-receptor (grey) Permanent PEG attachment at a-binding site PEG Optimized IL-2 b/g receptor selectivity and potency by permanent site-selective PEG conjugation at IL-2Ra-binding site

Receptor Selectivity Demonstrated in Binding Assays Rosen D, et al. AACR annual meeting. 2020; Poster 4507. Binding to IL-2R a-chain Binding to IL-2R b-chain IL-2 b/g Human IL-2 IL-2 b/g demonstrated strong receptor bias with reduced IL-2Rα binding and well-retained IL-2Rb binding

Receptor Selectivity Confirmed in Primary Human Cells Rosen D, et al. AACR annual meeting. 2020; Poster 4507. Human Treg cells Human CD8+ T cells Human NK cells Substantially reduced potency on primary human Treg cells compared to rhIL-2 with minimal potency loss on CD8+ T cells and NK cells

Design of TransCon IL-2 β/γ:
2) TransCon Technology to Optimize Exposure

TransCon linker slowly releases IL-2 β/γ


TransCon IL-2 β/γ
(Prodrug)
TransCon
linker
TransCon
carrier
IL-2 β/γ
Release
Active
IL-2 β/γ
% Release of
IL-2 β/γ

TransCon IL-2 β/γ *in vitro* release kinetics


100
50
0
0
100
200
300
400
Time [h]

Sustained, long-lasting exposure utilizing the TransCon hGH linker and carrier, potential to support every 3-week dosing

37
Rosen D, et al. AACR annual meeting. 2020; Poster 4507.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon IL-2 β/γ Resulted in Long-lasting Exposure in NHP



10000
1000
100
10
1
Prodrug Concentration (IL-2 β/γ ng/mL)
T1/2 ~32 h1
0
2
4
6
8
10
12
14
Time (days)

- TransCon IL-2 β/γ plasma PK in NHP demonstrated prolonged, sustained release of IL-2 β/γ
- $T_{1/2}$ of TransCon IL-2 β/γ prodrug and released IL-2 β/γ[2] was ~32 h

PK profile supports potential best-in-class properties

NHP = non-human primates.
[1]Rosen D, et al. AACR annual meeting. 2020; Poster 4507.
[2]Data on file.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Robust Increase in Lymphocyte Count with Minimal Eosinophil Expansion in NHP

TransCon IL-2 β/γ[1]
(Single Dose on Day 1)

Aldesleukin[2]
(0.4 mg/day on Days 1-5)

Absolute Lymphocyte Count / µL



150000
100000
50000
0
-5
0
5
10
15
20
0.1 mg/kg
0.3 mg/kg
Study Day



150000
100000
50000
0
-5
0
5
10
15
20
Study Day

Eosinophil Count / µL



4000
3000
2000
1000
0
-5
0
5
10
15
20
0.1 mg/kg
0.3 mg/kg
Study Day

Doses are indicated as mg/kg; average animal weight 3.13 kg (2.46 – 3.69 kg)



4000
3000
2000
1000
0
-5
0
5
10
15
20
Study Day

Doses are indicated as mg/animal; average animal weight 9.2 kg (7.7 – 10.6 kg)

Single dose provided >10-fold and prolonged enhancement of lymphocyte counts supporting Q3W dosing; minimal effect on eosinophils suggests low risk of vascular leak syndrome syndrome[3,4]

Q3W = every 3 weeks
[1]Data on file. [2]Rosen D, et al. AACR annual meeting. 2020; Poster 4507.
[3]Rand, et al. *J Clin Invest.* 1991; 88: 825. [4]Van Haelst Pisani C, et al. *Blood.* 1991;78:1538.

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Potent CD8$^+$ T Cell and NK Cell Expansion and Activation in NHP

Fold Change* | **% Ki67+**

CD8$^+$ T cells

NK cells



CD8 Fold Change
0.1 mg/kg
0.3 mg/kg
Study Day
% Ki67+ of CD8 T cells
0.1 mg/kg
0.3 mg/kg
Study Day
NK Fold Change
0.1 mg/kg
0.3 mg/kg
Study Day
% Ki67+ of NK cells
0.1 mg/kg
0.3 mg/kg
Study Day

Expansion and activation of cytotoxic lymphocyte subsets observed following a single dose of TransCon IL-2 β/γ

*Fold change using cell counts derived from hematology lymphocyte counts and flow cytometry-based frequencies within lymphocytes.
Data on file.

40

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon IL-2 β/γ Expands Ratios of $CD8^+$ T Cells and NK Cells Over Treg Cells in NHP

Cell ratios following a single dose of TransCon IL-2 β/γ on Day 1



CD8+ T cell / Treg Ratio
0.1 mg/kg
0.3 mg/kg
Study Day
NK cell / Treg Ratio
0.1 mg/kg
0.3 mg/kg
Study Day

Consistent with observed minimal binding to IL-2Rα, the ratios of $CD8^+$ T cells and NK cells over Treg cells increased following administration of TransCon IL-2 β/γ in NHP

41
Data on file.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Single Dose TransCon IL-2 β/γ Induced Lower Levels of Systemic Inflammation Markers in NHP When Compared to Aldesleukin

TransCon IL-2 β/γ[1] (Single dose) | Aldesleukin[2] (0.4 mg/day x 5)

IL-5 (pg/ml)

IL-6 (pg/ml)



300
200
100
0
Note:
Samples < 2.44
(LLOQ)
marked as 0
0.1 mg/kg
0.3 mg/kg
0
5
10
Study Day
-5
0
5
10
Study Day
100
50
0
Note:
Samples < 2.44
(LLOQ)
marked as 0
0.1 mg/kg
0.3 mg/kg
Study Day
Study Day

Doses are indicated as mg/kg; average animal weight 3.13 kg (2.46 – 3.69 kg)

Dose is indicated as mg/animal; average animal weight 9.2 kg (7.7 – 10.6 kg)

Minimal IL-5 predicts minimal eosinophil induction

Minimal IL-6 predicts low risk of cytokine-release syndrome

TransCon IL-2 β/γ IND or similar expected in Q3 2021

[1]Data on file.
[2]Rosen D, et al. AACR annual meeting. 2020; Poster 4507.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Evaluation of Immune Memory and Potential Cross-immunity Following TransCon IL-2 β/γ plus TransCon TLR7/8 Agonist

Syngeneic CT26 tumor model (colon-derived tumor line)

Treatment with TransCon IL-2 β/γ + TransCon TLR7/8 Agonist

Re-challenge of complete responders with CT26

- 73 days after initial treatment
- No new treatment

Challenge of complete responders with different tumor type, EMT6 (mammary-derived)

- 28 days after CT26 re-challenge
- No new treatment

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon IL-2 β/γ Plus TransCon TLR7/8 Agonist Resulted in Durable Complete Tumor Regressions in the CT26 Tumor Model



Buffer control
4000
3000
2000
1000
0
Absolute tumor volume (mm3)
0 10 20 30 40 50 60 70 80 90 100
Days of treatment



TransCon IL-2 β/γ (3 doses) +
TransCon TLR7/8 Agonist (single dose)
4000
3000
2000
1000
0
Absolute tumor volume (mm3)
6/8 Complete responses (CR)
0 10 20 30 40 50 60 70 80 90 100
Days of treatment

The immune activating mechanism of action of TransCon IL-2 β/γ plus TransCon TLR7/8 Agonist and complete responses suggests potential for anti-tumor immune memory

44

Data on file.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Protection against initial tumor and a new tumor type, suggesting potent anti-tumor memory and cross-reactive anti-tumor immunity Potent Immune Memory and Cross-reactive Anti-tumor Response Against a New Tumor Type Data on file. CT26 re-challenge of CRs (colon-derived tumor line) EMT6 challenge of CRs (mammary-derived tumor line) 6/6 CRs 6/6 CRs

Potential Paradigm Shift to How Cancer is Treated

- TransCon technologies may enable a new treatment paradigm building upon well-known biology
- Two near-term IND candidates demonstrating potentially best-in-class properties
  - TransCon TLR7/8 Agonist designed for intratumoral, long-term sustained release for superior efficacy with minimal systemic adverse events
  - TransCon IL-2 β/γ designed for IL-2Rβ/γ selectivity, combined with low Cmax and long exposure
  - Combination resulted in potent anti-tumor responses and immunological memory, including cross-immunity against a new tumor type
- TransCon TLR7/8 Agonist IND planned by year-end 2020; TransCon IL-2 β/γ IND or similar planned for Q3 2021

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Clinical Strategy

Unmet Medical Need Remains High Despite Advancements Immunotherapy has given hope for dramatic improvement in cancer treatment… But most cancer patients today are not benefiting from immunotherapy Haslam A and Prasad V. JAMA Netw Open. 2019;2(5):e192535. Immunotherapy has “raised the tail” for multiple tumor types Unmet need U.S. cancer patients eligible for checkpoint inhibitors (CPI) increased from 1.5% in 2011 to 43.6% in 2018 Percentage of patients estimated to respond to CPI was 0.1% in 2011 and increased to 12.5% in 2018 Overall Survival Metastatic Cancer Time More effective therapies are urgently needed

Clinical Development Strategy in Oncology to Take Advantage of the Clinically Validated TransCon Platform Indications with strong scientific rationale Available benchmark data Across various indications As monotherapy and in combination with standard of care In combination with internal pipeline proof-of-concept efficacy in indications of high unmet medical need Unmet need Emerging data and changing treatment landscape to other indications based on safety and tolerability profile while identifying appropriate dose BUILD ESTABLISH EXPAND

Phase 1/2 Dose Escalation and Dose Expansion Study of TransCon TLR7/8 Agonist Alone or in Combination with CPI MTD: maximum tolerated dose; ORR: overall response rate using RECIST 1.1 Dose Escalation (“3+3” Design) Dose Expansion Part 1: Monotherapy Any solid tumor, any line Part 2: Combination with CPI Indications with known CPI activity Part 3: Combination with CPI Multiple indication-specific cohorts at Recommended Ph2 Dose (RP2D) Objectives: Safety and tolerability; define MTD and RP2D Pharmacokinetics / pharmacodynamics (PK/PD) Preliminary anti-tumor efficacy (ORR, duration of and time to response)

Combination with CPI HPV-associated tumors: HNSCC Others (anal, cervical, vulvar, penile, vaginal) Initial Indication Selection Based on Strong Scientific Rationale to Focus on HPV-associated Cancers 1Barros M, et al. J Immunology Res. 2018; 2912671:1-17. 2Mahal B, et al. Cancer Epidemiol Biomarkers Prev. 2019; 10:1660-1667. TLRs and HPV-associated cancers1 HNSCC: HPV+ prevalence rising -- for every 2 new cases of HPV- oropharyngeal carcinoma diagnosed, 5 new cases HPV+2 Anal, cervical, vulvar, penile, vaginal: vast majority (>70-90%) are HPV+ HNSCC: head and neck squamous cell carcinoma; HPV: human papillomavirus Dose Expansion Other indications will be added based on Unmet need Emerging data and changing treatment landscape

TransCon TLR7/8 Agonist: Potential to Expand to Other Indications HPV-associated: HNSSC, anal, vulvar, penile, vaginal and cervical cancer Melanoma Merkel cell carcinoma Squamous cell carcinoma Gastric cancer Esophageal cancer Hepatocellular carcinoma Non-small cell lung cancer MSI-H/dMMR solid tumors (CRC, endometrial, etc.) TMB-H solid tumors Triple-negative breast cancer Renal cell carcinoma Urothelial carcinoma

TransCon TLR7/8 Agonist - Summary Sustained IT delivery using the validated TransCon platform offers a new treatment paradigm with potential for superior efficacy and safety  IND submission anticipated by year-end 2020 Engaging major academic centers Clinical development strategy aims to: Build safety and tolerability profile across multiple indications and with standard of care combination partner Establish proof-of-concept efficacy, focusing on indications of high unmet need that have strong scientific rationale for TLR7/8 agonists Expand to other indications based on unmet need and changing treatment landscape

Phase 1/2 Dose Escalation and Expansion Study of TransCon IL-2 β/γ Alone or in Combination with CPI and TransCon TLR7/8 Agonist

Dose Escalation ("3+3" Design)		Dose Expansion	
Part 1: Monotherapy Any solid tumor, any line	**Part 2: Combination with CPI** Indications with known CPI activity	**Part 3a: Combination with CPI** Multiple indication-specific cohorts at RP2D	**Part 3c: Combination with TransCon TLR7/8 Agonist** Multiple indication-specific cohorts at RP2D
		Part 3b: Combination with CPI + chemo Multiple indication-specific cohorts at RP2D	

Objectives:

- Safety and tolerability; define MTD and RP2D
- Pharmacokinetics / pharmacodynamics (PK/PD)
- Preliminary anti-tumor efficacy (ORR, duration of and time to response)

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.
ascendis pharma

TransCon IL-2 b/g – Potential Backbone Agent in Oncology TransCon IL-2 b/g has potential to be the best-in-class IL-2 molecule IND or similar submission anticipated in Q3 2021 Clinical development strategy aims to: Build safety and tolerability profile across multiple indications and with standard of care combination partners and internal pipeline Establish proof-of-concept efficacy, focusing on indications of high unmet need that derive insufficient benefit from checkpoint inhibitors alone Expand to other indications based on unmet need and changing treatment landscape

Oncology Summary

- Best-in-class potential using systemic and intratumoral TransCon technologies
- Differentiated product candidates
  - TransCon TLR7/8 Agonist
    - Potential to improve efficacy and practicality of intratumoral treatments
    - IND expected for TransCon TLR7/8 Agonist by year-end 2020
  - TransCon IL-2 β/γ
    - Potential to become a backbone agent in oncology
    - IND or similar expected TransCon IL-2 β/γ in Q3 2021
- Opportunity to expand pipeline to impact all aspects of anti-tumor response
  - Large number of validated oncology targets with known limitations

Aiming to help cancer patients live longer and better!

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

ascendis pharma

Q&A Session